Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-546-9966
katherine.kelly@bms.com

July 25, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 17, 2012

Form 8-K Dated January 26, 2012

Filed January 26, 2012

File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the two additional oral comments received from Mr. Mark Brunhofer, Staff Accountant, on July 13, 2012 responding to Bristol-Myers Squibb Company’s response letter dated May 17, 2012 to the comment letter dated April 19, 2012 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have included a summary of the oral comments below and follow with our response.

Note 2: Business Segment Information, page 69-70.

Comment 1. Please refer to your response to comment 3. Please confirm to us that you will remove your segment income table on page 70 from the financial statement footnotes in future periodic reports.

We confirm to the Staff that we will remove our segment income table on page 70 of our Form 10-K for the fiscal year ended December 31, 2011 from the financial statement footnotes in future periodic reports.

Mr. Jim B. Rosenberg	Page 2

Form 8-K filed January 26, 2012

Exhibit 99.1

Comment 2. Please refer to your response to comment 4. Please provide us with proposed revised disclosure to be included in future press releases that describes how you use each of the Non-GAAP measures you identify in Annex A to your response.

In future press releases that are furnished to the Commission on Form 8-K and contain the non-GAAP financial measures identified in Annex A to our response, we plan to include revised disclosure describing how we use these non-GAAP measures that is substantially similar to the following:

“This press release contains non-GAAP financial measures, including non-GAAP earnings and related earnings per share information. These measures are adjusted to exclude certain costs, expenses, significant gains and losses and other specified items. Among the items in GAAP measures but excluded for purposes of determining adjusted earnings and other adjusted measures are: restructuring and other exit costs; accelerated depreciation charges; IPRD and asset impairments; charges and recoveries relating to significant legal proceedings; upfront, milestone and other licensing payments for in-licensing of products that have not achieved regulatory approval which are immediately expensed; and significant tax events. This information is intended to enhance an investor’s overall understanding of the company’s past financial performance and prospects for the future. Non-GAAP financial measures provide the company and its investors with an indication of the company’s baseline performance before items that are considered by the company not to be reflective of the company’s ongoing results. The company uses non-GAAP gross profit, non-GAAP marketing, selling and administrative expense, non-GAAP research and development expense, and non-GAAP other income and expense measures to set internal budgets, manage costs, allocate resources, and plan and forecast future periods. Non-GAAP effective tax rate measures are primarily used to plan and forecast future periods. Non-GAAP earnings and earnings per share measures are primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets, and planning and forecasting future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.”

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg	Page 3

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company

Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company

Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company

Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company